AMERICAN SOFTWARE, INC.

470 East Paces Ferry Road, NE

Atlanta, GA 30305

Telephone: (404) 261-4381

September 20, 2005

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Steven Krikorian,

Accounting Branch Chief, Room 4561

Re:	American Software, Inc.
Form 8-K/A Amendment No. 1
Filed September 20, 2005
File No. 000-12456

Ladies and Gentlemen:

Concurrently with this letter we are filing, via EDGAR, an amendment to our Form 8-K Current Report, as filed September 1, 2005. This Amendment is being filed in response to a comment received under letter dated September 6, 2006 from Steven Krikorian, Accounting Branch Chief. The comments in that letter read as follows:

Form 8-K filed on September 1, 2005

1.	We have reviewed your Item 4.02 Form 8-K disclosure and note that you have concluded that the previously issued consolidated financial statements for the three and nine month periods ended January 31, 2005 should not be relied upon because of an error in accounting for income taxes. Revise to provide a brief description of the facts underlying the conclusion pursuant to the disclosure requirements of Item 4.02(a)(2). Further, tell us how you determined that this error did not impact periods prior to fiscal year 2005.

Concurrently with this letter we are filing, via EDGAR, an amendment to our Form 8-K Current Report, as filed September 1, 2005, in response to the Staff’s first comment above. The principal change to the Form 8-K is the insertion of the following to the original Form 8-K filing:

United States Securities and Exchange Commission

September 20, 2005

Initially, the Company believed that it had sufficient deferred tax assets with a corresponding valuation allowance to offset taxable income for the year ended April 30, 2005. However, upon further review of the Company’s deferred tax assets it was determined that certain assets were overstated and, thereby, not available to offset taxable income in fiscal 2005. In addition, the Company determined that certain deferred tax liabilities were understated. The correction of the identified errors in accounting for income taxes results in a reduction in the Company’s available valuation allowance due to: 1) the elimination of the overstated deferred tax assets, including R&E tax credits, and 2) an increase in certain deferred tax liabilities, associated with capitalized software and property and equipment. The Company will need to record additional income tax expense in fiscal 2005 because after correcting for the errors above, it no longer has a sufficient valuation allowance to offset the income tax expense realized by the use of its remaining and available deferred tax assets.

It is our understanding, from discussions with the SEC Staff, that it is not necessary in this case to provide a marked copy to the Form 8-K/A Amendment No. 1, because the only substantive change to the originally filed Form 8-K is the addition of the preceding paragraph.

In addressing the Staff’s second comment above, the following paragraph is an explanation as to why those errors do not impact periods prior to fiscal year 2005:

In the Company’s fiscal 2004 annual report as of April 30, 2004, we reported a valuation allowance of $4.8 million reducing the gross deferred tax asset in the income tax footnote. If the above noted errors were corrected in the Company’s 2004 annual report on Form 10-K, the revised valuation allowance would be $3.8 million and would only impact the income tax footnote disclosure. There would have been no income tax expense recorded for fiscal 2004 since the valuation allowance at April 30, 2004 was greater than the reduction of the net deferred tax assets as a result of these adjustments. There is no impact on the Company’s financial position as of April 30, 2004, its results of operations or cash flows for the year ended April 30, 2004. Therefore, the Company determined that the change in the income tax footnote disclosure would not have a material impact in the fiscal 2004 financial presentation since it only results in a reclassification within the income tax footnote.

As requested in the September 6, 2005 comment letter, we are providing the following acknowledgments:

1.	The Company is responsible for the adequacy of the disclosure in the Form 8-K and Form 8-K/A Amendment No. 1 filing to which this letter relates (collectively, the “filing”);

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

September 20, 2005

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions regarding the concurrently filed Form 8-K/A or this letter, please contact the undersigned at (404) 264-5477.

Very truly yours,

/s/ Vincent C. Klinges
Vincent C. Klinges,
Chief Financial Officer

cc:	Mr. James C. Edenfield, Chief Executive Officer

Henry B. Levi, Esq.